AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 2, 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )

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                             Alliance Bancorp, Inc.
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                                (Name of Issuer)
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                     Common Stock Par Value $0.01 Per Share
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                         (Title of Class of Securities)
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                                   01852J-10-5
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                                 (CUSIP Number)
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                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105

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                                 (314) 854-4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 1, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     THIS STATEMENT CONTAINS FIVE (5) PAGES

SCHEDULE 13D
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CUSIP NO.  01852J-10-5                                       Page 2 of 5 Pages
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        INVESTORS OF AMERICA, LIMITED PARTNERSHIP
                    43-1521079
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*           (a  [ ]
                                                                      (b) [x]

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3          SEC USE ONLY


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4          SOURCE OF FUNDS*

           Not Applicable
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5          CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
           TO o ITEMS 2(d) OR 2(e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEVADA
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    NUMBER OF       7        SOLE VOTING POWER

      SHARES                 434,689
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   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
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       EACH         9        SOLE DISPOSITIVE POWER
                             434,689
    REPORTING
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      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           434,689
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*    [ ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.3%
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14         TYPE OF REPORTING PERSON

                    IV, PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

         The statement of Schedule 13D filed by the reporting person on July 15, 1992, and amended on March 21, 1997, to report ownership of shares of the Common Stock, par value $0.01 per share, (the "Common Stock") of Alliance Bancorp, Inc. ("Alliance") whose principal executive offices are located at One Grant Square, Hinsdale, Illinois, is hereby amended.

         On November 29, 1999, Investors of America, Limited Partnership, a Nevada limited partnership, ("Investors") became aware that its ownership in Alliance had fallen below 5% following Alliance's acquisition of Southwest Bancshares Inc. on July 1, 1998. This amendment is being filed to report a decrease in the ownership percentage of outstanding shares of the Common Stock as a result of that acquisition. Investors has not purchased nor sold shares of the Common Stock subsequent to its filing of Amendment 1 to the Schedule 13D. The number of shares owned was increased from 289,793 shares to 434,689 shares by a three-for-two stock split in 1997.

Item 2. Identity and Background

         No change.

Item 3. Source and Amount of Funds or Other Consideration

         Not applicable. This amendment is being filed to report that Investors ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 4. Purpose of Transaction

         No change.

Item 5. Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of Common Stock reported owned by Investors is based upon 10,217,751 shares outstanding at November 30, 1999, as indicated by Mr. Richard A. Hojnicki, Executive Vice President and Chief Financial Officer of Alliance. As of the close of business on December 1, 1999, Investors beneficially owned 434,689 shares of Common Stock, or approximately 4.3% of such number of shares.

         (b) Investors beneficially owns 434,689 shares of the Common Stock and has the sole power to vote and dispose of such shares.

         (c) There were no transactions in the shares of Common Stock effected by Investors during the past sixty days.

         (d)  Not Applicable.

         (e) The reporting person ceased to be the beneficial owner of more than five percent of the Common Stock on July 1, 1998.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         No change.


Item 7. Material to Be Filed as Exhibits

         None



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         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        INVESTORS OF AMERICA,
                                        LIMITED PARTNERSHIP


Date: December 2, 1999                  By:/s/ James F. Dierberg
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                                               James F. Dierberg, President of
                                               First Securities America, Inc.,
                                               General Partner